                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                LIGHTBRIDGE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   532226-10-7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                     THOMAS C. MEYER, CHAIRMAN OF THE BOARD
                          CORSAIR COMMUNICATIONS, INC.
                              3408 HILLVIEW AVENUE
                           PALO ALTO, CALIFORNIA 94304

--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                OCTOBER 26, 2000
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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                              (PAGE 1 OF 7 PAGES)

CUSIP NO. 817474-10-9                   13D                    Page 2 of 7 Pages

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
             ABOVE PERSONS
                        CORSAIR COMMUNICATIONS, INC.
                        IRS EMPLOYER IDENTIFICATION NO.:  77-0390406
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        N/A                                      (a) [ ] (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                        00(1)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
                        DELAWARE
--------------------------------------------------------------------------------

                          7      SOLE VOTING POWER             0
      NUMBER OF           ------------------------------------------------------
       SHARES
    BENEFICIALLY          8      SHARED VOTING POWER           1,727,369
      OWNED BY            ------------------------------------------------------
     REPORTING
    PERSON WITH           9      SOLE DISPOSITIVE POWER        0
                          ------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER      0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,727,369
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                            9.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------

      (1) The Securities of the Issuer are subject to stockholder voting agreements and irrevocable proxies granted to Reporting Entity. See Item 3 herein.



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                               (PAGE 2 OF 7 PAGES)

ITEM 1.    SECURITY AND ISSUER

           This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Lightbridge, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 67 South Bedford Street, Burlington, Massachusetts 01803.

ITEM 2.    IDENTITY AND BACKGROUND

           This statement is filed by Corsair Communications, Inc., a Delaware corporation ("Corsair"). Corsair's principal business and office address is 3408 Hillview Avenue, Palo Alto, California 94304. Corsair is a leading provider of system solutions for the global wireless industry.

           Neither Corsair, nor to its best knowledge, any of its executive officers or directors has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Corsair has received from Michael Perfit, Torrence Harder, Brian Connolly, D. Quinn Mills, Richard Antell, and Pamela Reeve (collectively, the "Stockholders") of the Issuer irrevocable proxies (the "Irrevocable Proxies") executed in connection with stockholder voting agreements (the "Stockholder Voting Agreements") to which the Stockholders are parties, to vote 1,727,369 of voting stock held by the Stockholders in favor of the approval of that certain Agreement and Plan of Reorganization, dated as of October 26, 2000, and Amended and Restated as of November 8, 2000 (the "Merger Agreement"), by and among the Issuer, Corsair and Lightning Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Issuer ("Merger Sub") and the consummation of the transactions contemplated in the Merger Agreement. The Irrevocable Proxies also grant Corsair the right to vote against approval of any proposal made in opposition to or in competition with the consummation of the transactions contemplated by the Merger Agreement.

           The consideration for the obligations set forth in the Stockholder Voting Agreements, including the receipt of the Irrevocable Proxies by Corsair, was the execution of the Merger Agreement by Corsair, the Issuer and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Corsair (the "Merger") whereby, upon consummation of the Merger, Merger Sub will cease to exist and Corsair will be a wholly-owned subsidiary of Issuer.

ITEM 4.    PURPOSE OF THE TRANSACTION

           The purpose for the acquisition by Corsair of the Irrevocable Proxies to vote the securities of the Issuer is to approve the Merger Agreement, the Merger and the transactions contemplated thereby.



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                               (PAGE 3 OF 7 PAGES)

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           (a) Through the grant of Irrevocable Proxies, Corsair beneficially owns 1,727,369 shares(2) of Common Stock of the Issuer. This represents 9.9% of the outstanding Common Stock of the Issuer.

           (b) Corsair has shared power(3) to vote 1,727,369 shares of Common Stock of the Issuer as referenced in Item 5(a) above. Corsair does not have the right to dispose of any shares of the Issuer.

           (c)        Not applicable.

           (d) The Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The following Stockholders own 5% or greater of the Common Stock of the Issuer:
                      Torrence Harder, Pamela Reeve.

           (e)        Not applicable


----------

(2) The number of shares of Common Stock outstanding and the number of shares of Common Stock beneficially owned were calculated as of October 26, 2000.

(3) Corsair has the power to vote the shares with respect to the following matters: (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger or the Merger Agreement (iii) against any merger, consolidation, sale of assets, reorganization or recapitalization of the Issuer with any party other than Corsair and its affiliates, and (iv) against any liquidation or winding up of the Issuer. Corsair may not exercise the Irrevocable Proxies on any other matter other than those set forth above and the stockholder may vote the shares on all other matters.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The Stockholder Voting Agreement with attached form of Irrevocable Proxy and the Merger Agreement as defined in Item 3 above are all the contracts, arrangements, understandings and relationships with respect to the securities of the Issuer involving Corsair.



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                               (PAGE 4 OF 7 PAGES)

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit

  A Form of Stockholder Voting Agreement and attached Irrevocable Proxy (FILED HEREWITH)

  B Amended and Restated Agreement and Plan of Reorganization, dated as of November 8, 2000, by and among the Issuer, Merger Sub and Corsair(1)

----------

(1) To be filed by Lightbridge, Inc. as an Exhibit to Form S-4, and incorporated by reference herein.



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                               (PAGE 5 OF 7 PAGES)

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2000                     CORSAIR COMMUNICATIONS, INC.


                                            By: /s/  Martin J. Silver
                                            Chief Financial Officer



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                               (PAGE 6 OF 7 PAGES)

                                  EXHIBIT INDEX

Exhibit
Number                            Description
------                            -----------
  A        Form of Stockholder Voting Agreement and attached Irrevocable Proxy
           (FILED HEREWITH)

  B Amended and Restated Agreement and Plan of Reorganization, dated as of November 8, 2000, by and among the Issuer, Merger Sub and Corsair(1)

----------

(1) To be filed by Lightbridge, Inc. as an Exhibit to Form S-4, and incorporated by reference herein.



                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 7 OF 7 PAGES)

                                    EXHIBIT A


               STOCKHOLDER VOTING AGREEMENT AND IRREVOCABLE PROXY


                                LIGHTBRIDGE, INC.

                              STOCKHOLDER AGREEMENT

           This Stockholder Agreement ("Agreement") is made and entered into as of October 26, 2000 between Corsair Communications, Inc., a Delaware corporation ("Company"), and the undersigned stockholder ("Stockholder") of Lightbridge, Inc., a Delaware corporation ("Lightbridge").

                                    RECITALS

A. Concurrently with the execution of this Agreement, Lightbridge, Company and Lightning Merger Corporation, a Delaware corporation and wholly owned subsidiary of Lightbridge ("Merger Sub"), have entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), which provides for the merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, shares of capital stock of the Company will be converted into Common Stock of Lightbridge on the basis described in the Merger Agreement.

B. The Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock of Lightbridge, par value $.01 per share, as is indicated on the final page of this Agreement (the "Shares").

C. The Company desires the Stockholder to agree, and the Stockholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of Lightbridge acquired hereafter and prior to the Expiration Date (as defined in Section 1.1 below, except as otherwise permitted herein), and to vote the Shares and any other such shares of capital stock of Lightbridge so as to facilitate consummation of the Merger.

           NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.         Agreement to Retain Shares.

                      1.1 Transfer and Encumbrance. Stockholder agrees not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber any of the Shares or any New Shares as defined in Section 1.2 below, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date, except with the prior written consent of the Company. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VII thereof.

                      1.2 Additional Purchases. Stockholder agrees that any shares of capital stock of Lightbridge that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2. Agreement to Vote Shares. At every meeting of the stockholders of Lightbridge called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Lightbridge with respect to any of the following, Stockholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than with the Company and its affiliates and against any liquidation or winding up of Lightbridge (each of the foregoing is hereinafter referred to as an "Opposing Proposal"). Stockholder agrees not to take any actions contrary to Stockholder's obligations under this Agreement.

3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to the Company a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable, with respect to the total number of shares of capital stock of Lightbridge beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder set forth therein.

4. Representations, Warranties and Covenants of the Stockholder. Stockholder hereby represents, warrants and covenants to the Company as follows:

                      4.1 Ownership of Shares. Stockholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of Lightbridge other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

                      4.2 No Proxy Solicitations. Stockholder will not, and will not permit any entity under Stockholder's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement;
           (ii) initiate a stockholders' vote or action by consent of Lightbridge stockholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Lightbridge with respect to an Opposing Proposal.

5. No Limitation on Discretion as Director. This Agreement is intended solely to apply to the exercise by Stockholder in his individual capacity of rights attaching to ownership of the Shares, and, if the Stockholder serves as a director of Lightbridge, nothing herein shall be deemed to apply to, or to limit in any manner the discretion of Stockholder with respect to any action which may be taken or omitted by him acting in his fiduciary capacity as a director of Lightbridge.

6. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Company or Stockholder, as the case may be, to carry out the intent of this Agreement.

7. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have.

8. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

9.         Miscellaneous.

                      9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                      9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

                      9.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                      9.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that the Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity.

                      9.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

           If to the Company:             Corsair Communications, Inc.
                                          3408 Hillview Avenue
                                          Palo Alto, California  94304
                                          Attention:  Chief Executive Officer
                                          Telecopy No.:  (650) 842-1426

           With a copy to:                Brobeck, Phleger & Harrison LLP
                                          12390 El Camino Real
                                          San Diego, California  92130
                                          Attn:  Michael S. Kagnoff

If to the Stockholder:                    To the address for notice set forth on
                                          the last page hereof.

           With a copy to:                Foley, Hoag & Eliot LLP
                                          One Post Office Square
                                          Boston, Massachusetts  02109
                                          Attn:  John D. Patterson, Jr.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

                      9.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

                      9.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

                      9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                      9.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                  [remainder of page intentionally left blank]

           IN WITNESS WHEREOF, the parties have caused this Stockholder Agreement to be duly executed on the date and year first above written.

                                            CORSAIR COMMUNICATIONS, INC.



                                            By:
                                               ---------------------------------
                                            Title:
                                                  ------------------------------



                                            STOCKHOLDER:



                                            ------------------------------------

                                            Stockholder's Address for Notice:



                                            Shares beneficially owned:

                                    Exhibit A

                                IRREVOCABLE PROXY

           The undersigned stockholder of Lightbridge, Inc., a Delaware corporation ("Lightbridge"), hereby irrevocably appoints the directors on the Board of Directors of Corsair Communications, Inc., a Delaware corporation ("Company"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of Lightbridge beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Reorganization dated as of October 26, 2000 (the "Merger Agreement"), among Lightbridge, Lightning Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Lightbridge ("Merger Sub"), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

           This proxy is irrevocable, is granted pursuant to the Stockholder Agreement dated as of October 26, 2000 between the Company and the undersigned stockholder (the "Stockholder Agreement"), and is granted in consideration of the Company entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents and respects to the Shares) of the undersigned at every annual, special or adjourned meeting of Lightbridge stockholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of Lightbridge with any party other than the Company and its affiliates and against any liquidation or winding up of Lightbridge.

           The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at annual, special or adjourned meetings of the stockholders of Lightbridge, and in written consents in lieu of such meetings, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of Lightbridge with any party other than the Company and its affiliates, and against any liquidation or winding up of Lightbridge, and may not exercise this proxy on any other matter. The undersigned stockholder may vote the Shares on all other matters.

           Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable.

Date: October 26, 2000



Signature of Stockholder:
                         ----------------------------------

Shares beneficially owned: